November 17, 2006

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street

Mail Stop 4561

Washington, D.C. 20549

Attention: Mr. Stephen Krikorian

Re:	Redback Networks Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended March 31, 2006
Form 10-Q for the Quarterly Period Ended June 30, 2006
File No. 000-30961

Dear Mr. Krikorian:

Redback Networks Inc. (“Redback” or the “Company”) has prepared this letter in response to the Staff’s comment letter dated September 8, 2006. Redback’s responses set forth below correspond to the applicable comment number as set forth in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2005 and 2004

Total Revenue, page 33

1.	We note your disclosure which states the increase in SmartEdge product revenue and service revenue in fiscal year 2005 primarily resulted from the greater sales volume. Tell us whether your sales were also positively or negatively impacted by changes in the price charged for your SmartEdge products. If so, tell us your consideration of quantifying the extent to which the increase in revenues is attributable to both increases in prices and volume. We refer you to the guidance in Regulation S-K, Item 303(A)(3)(iii). In addition, we note your disclosure on page 38 which states that the average selling price of the SmartEdge systems is generally lower than SMS systems. Tell us your consideration of disclosing the pricing pressure that caused you to lower the average selling price of SmartEdge products as compared to the SMS systems.

We advise the Staff that management believes sales volume, rather than a change in price, is the primary driver of Redback’s increase in revenue, and our internal management indicators and discussions are focused on sales volume. Our SmartEdge product family, which comprised approximately 72% of total product revenue in 2005 and approximately 49% of total product revenue in 2004, is a flexible, scalable, configurable product line. In response to our customers’ requirement of scalability, the SmartEdge product families allow customers to order base configurations and then add in capability in the form of line cards at a later time. The SmartEdge product flexible configuration allows our customers to vary their configuration based on unique service offerings and geographic territory requirements. As the average selling price (ASP) for the SmartEdge family of products is generally attributable to the buying pattern of our customers, which can be affected by the type of configuration and number of add on components ordered, the Company does not believe it would be meaningful to provide an expanded disclosure on ASPs. We have no evidence that prices of the SmartEdge products have been changed.

We supplementally advise the Staff that our disclosure that the average selling price of the SmartEdge product family is generally less than the SMS product families is intended to help the reader to understand that the SmartEdge increase in unit volume did not have a one to one correlation with the decline of the SMS unit volume. During 2004, our SmartEdge revenue increased 229% to $44.9 million while our SMS revenue decreased 36% to $47.1 million. As a performance measurement, we concluded that the average selling price comparison between the SMS and the SmartEdge product is not relevant as the SMS is a fixed configuration, whereas the SmartEdge is a flexible and scalable configuration. As the anticipated product transition continues, we believe it will become less meaningful to discuss the change on average selling price because of the variability of the product configuration by customers and geography.

Gross Profit, page 34

2.	Your disclosure states the year over year improvement in your gross margin was attributable, in part, to improved margin on SmartEdge products. Tell us your consideration for disclosing the reason(s) SmartEdge products gross margins increased. Your disclosure should not only identify such increases, but also analyze the reasons underlying the increase. We refer you to SEC Release 33-8350, section III.B.4.

We supplementally advise the Staff that SmartEdge gross margins increased during 2005 primarily due to higher sales volume. As volumes increased, we were able to negotiate reductions in component pricing with suppliers resulting in a favorable impact on overall Smart Edge product costs. In addition, as noted on page 34 of the 2005 Form 10-K, this increase in gross margin was attributable to the spread of fixed costs over greater sales volume and lower unit product cost.

3.	We note your discussion of both product gross profit and service gross profit excluding amortization. In accordance with SAB Topic 11(B), although amortization may be excluded from cost of revenues with parenthetical disclosure, amortization should not be excluded from measure of gross profit. Tell us what consideration you gave to including amortization expense in your computation and discussion of product and service gross profit.

We respectfully acknowledge the Staff’s comment and have revised our disclosure in our Form 10-Q for the quarter ended September 30, 2006 that we filed on November 8, 2006 to include amortization in our determination of product and service gross profit.

We supplementally advise the Staff that amortization relates primarily to intangible assets recorded as a result of the Company’s emergence from bankruptcy and the adoption of fresh-start accounting in January 2004, and, to a lesser extent, to warrants issued to a landlord as part of the company’s bankruptcy plan. The amortization is on a straight-line basis and is consistent from period to period. Amortization expense is included in cost of revenues as a separate component on the income statement. In our 2005 Form 10-K MD&A, our tabular format of cost of revenue includes three components, product, service and amortization. Product and service gross profits were further disclosed in tabular format excluding amortization. This presentation included a heading indicating “excluding amortization” in accordance with SAB Topic 11(B). We acknowledge that there is a diversity of practice, but believed a discussion of gross profit exclusive of amortization was a meaningful disclosure since it highlighted underlying trends in the business, such as the effect of overall product costs and fixed overhead.

Note 2. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 60

4.	We note your disclosure indicating that some of your products contain software that is more than incidental to the hardware product as a whole. Clarify which products contain software that is more than incidental to your products and which products do not. In this respect, please clarify whether the software contained in your SmartEdge products is more than incidental to the product as a whole. Please provide a complete analysis supporting your conclusion pursuant to the guidance of SOP 97-2, paragraph 2 (including footnote 2). As part of your response, please clarify the nature of the services provided in your maintenance contracts and whether your maintenance contracts provide rights to unspecified upgrades or enhancements to your software. In addition, we note from your disclosure on page 63 that you incur costs within the scope of SFAS 86. Clarify the amount of costs incurred in fiscal year 2005 and the first six months of 2006.

We respectfully acknowledge the Staff’s comment and advise the Staff that the Company considered SOP 97-2, paragraph 2 (including footnote 2) in our assessment of our revenue recognition.

For all of our arrangements, we consider the application of SOP 97-2; through June 30, 2006, we determined that substantially all of our revenues were in the scope of SAB 104, EITF 00-21 and EITF 01-9, and were not in the scope of SOP 97-2 for both the SMS, which are fixed configurations, and SmartEdge products, which are flexible and scalable configurations. However, we did enter into two arrangements related to the SmartEdge products where SOP 97-2 applies and, as a consequence, revenues for these arrangements were deferred as of June 30, 2006.

The SMS products are all fixed configurations, where the operating system software is incidental to the product as a whole. This incidental software is not a focus of the marketing effort and we are not developing or promoting any changes in features or functionality (other than bug fixes) to the SMS products including the incidental software. The SMS operating system software is not marketed, licensed or sold separately. We have not capitalized any cost under SFAS 86 related to the SMS products to date. We concluded that SOP 97-2 does not apply to the SMS product family.

The SmartEdge products consist of hardware (chassis and/or boards), and software (operating system) that come in a variety of standard features and capabilities.

We consider the following factors to determine whether SOP 97-2 applies to the SmartEdge product family as a whole, and whether software is incidental:

•	The software is not a significant part of our marketing efforts and is generally not sold separately.

•	Our product marketing materials do not focus on our embedded software. Rather, we focus our marketing efforts on our ability to handle network convergence (voice, video and data) on a single box. We emphasize our ASIC chip design and ability to handle our customers’ service offerings.

•	Our operating system can only be used with our hardware.

•	Customers may purchase software upgrades for an additional fee. From January 1, 2005 to September 30, 2006, our standalone sales of our software upgrades have been approximately $85,000 for SmartEdge.

•	Our base post-contract customer support consists of access to our Technical Assistance Center (“TAC”), software bug fixes & patches and provision for return parts. The services are primarily of a help desk nature involving troubleshooting the installation or operation of the product. Our basic postcontract customer support (PCS) does not include any specified or unspecified software upgrades. Customers may select a separate and enhanced postcontract customer support offering for an additional fee, that includes the rights to unspecified software upgrades, when and if available. From January 1, 2005 to September 30, 2006, our sales of this enhanced PCS offering have been approximately $10,000.

•	Our total software research and development costs, which were all expensed, consist of people and related costs of software engineers, software development tools, depreciation for development equipment and other overhead, and were approximately $22 million and $12 million for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively. The software engineers included in these costs perform software development, bug corrections, and resolution of customer product issues. All of these research and development costs to establish technological feasibility were expensed pursuant to paragraph 2 of SFAS 86. On page 63 of our Form 10-K, we described our SFAS 86 Capitalization Policy. However, we have not capitalized any software research and development costs incurred to develop software within the scope of SFAS 86 to date, because costs incurred subsequent to reaching technological feasibility have not been material from both a qualitative and quantitative perspective. Although we have not capitalized any costs pursuant to SFAS 86, due to the nature of our products and industry, we believed that it would be useful to inform the users of our financial statements so that they understand that we do have an accounting policy for the research and development costs related to software. Technological feasibility of a product occurs after the required development and testing has been performed in order to meet its specifications including functions, features, and technical performance requirements. The product does not meet its technical performance requirements until it has been confirmed by system and regression testing, which occurs during the final weeks preceding a product release, and is not finalized until the final days just prior to the product becoming available for general release. Accordingly, any costs incurred between technological feasibility and general release are nominal, and in no event, have any costs been capitalized. In future filings, we will revise our description of our research and development accounting policy to provide more clarity that we have no capitalized software costs.

For the two arrangements within the scope of SOP 97-2 mentioned above, we committed to provide specified software deliverables that had not yet been developed. The customers specifically negotiated these specified software deliverables which are essential to the arrangement. In accordance with SOP 97-2 paragraph 2 and footnote 2, these specified software deliverables were determined to be more than incidental. Under SOP 97-2, these specified software deliverables are separate elements, for which we do not have VSOE, nor do we have the ability to determine the probable price once this feature is introduced to the market. As of June 30, 2006, all revenue has been deferred for these arrangements. However, we supplementally advise the Staff that, for one of the arrangements, during the period ending September 30, 2006, we have completed our obligations, met all the revenue recognition requirements pursuant to SOP 97-2, and have delivered all elements (i.e., hardware and software) within the contract. The undelivered element is the PCS for which we have fair value based on substantive renewal rates and which will be recognized ratably over the PCS term.

If we determine that SOP 97-2 does not apply to the arrangements, we follow the provisions of SAB 104. As noted in comments number 5 and 6 below, we evaluate multiple element arrangements and allocate fair value accordingly.

5.	Please clarify the following with respect to your sales arrangements within the scope of SOP 97-2, as amended:

•	For software arrangements that contain a separate hardware element and/or hardware-related services, tell us your consideration of EITF 03-5 to determine whether software is essential to the functionality of the hardware and hardware-related services and, hence, in the scope of SOP 97-2. In this regard, explain the nature of your service maintenance contracts.

•	For arrangements that contain multiple elements, identify each element and tell us whether you have established vendor-specific objective evidence (VSOE) of fair value to allocate value to the elements in the arrangement pursuant to paragraph 10 of SOP 97-2. In this respect, tell us whether your software arrangements contain undelivered elements for which you have not established VSOE of fair value of the undelivered elements, clarify how your policy complies with paragraphs 10 and 57 of SOP 97-2. Tell us what consideration you gave to disclosing your policy for allocating the value of multiple-element software arrangements.

We respectfully refer the Staff to our response on comment number 4 above. In both of the referenced customer arrangements, because we have agreed to provide future specified software deliverables, we have concluded that the software which accompanies our hardware is more than incidental per SOP 97-2. The software is also essential to the functionality of the hardware as defined within EITF 03-5 and accordingly, the hardware is also in the scope of SOP 97-2. Our service maintenance contracts under these arrangements are described in comment 4 and meet the definition of PCS in SOP 97-2.

We supplementally advise the Staff that, as noted in our response in comment 4, the two arrangements were negotiated to provide specified software deliverables. Both of these arrangements contain the following elements: hardware, software and related PCS. Pursuant to paragraph 10 of SOP 97-2, we concluded that VSOE of fair value is available for the hardware based on the price for which it is sold separately to customers, but VSOE of fair value was not available for the undelivered elements (i.e., the software deliverables). Accordingly, all revenue was deferred until the only undelivered element was PCS. When both the hardware and software elements are delivered and all other revenue recognition criteria in SOP 97-2 are met, then the fair value of the combined software and hardware is recognized as revenue using the residual method for allocation of the arrangement consideration as the fair value of PCS is known. Pursuant to paragraph 57 of SOP 97-2, the fair value of the PCS was determined by reference to the price the customer is required to pay when it is sold separately (i.e., the renewal rate). The portion of the fee allocated to PCS will be recognized as revenue ratably over the term of the PCS arrangement, because the PCS services are to be provided ratably.

The company evaluates multiple element arrangements using both EITF 03-5 and SOP 97-2. Specifically if we determine that the software is essential to the functionality of the hardware, then the hardware is considered software-related and thus in the scope of SOP 97-2. In evaluating both arrangements, we concluded that all elements in both arrangements are within the scope of SOP 97-2. Accordingly, we applied the guidance of SOP 97-2 for both arrangements.

In response to the Staff’s question regarding disclosure of our policy for allocating the nature of multiple element software arrangements, we note that we have only entered into two arrangements within the scope of SOP 97-2. Given the facts and circumstances, we concluded that our revenue disclosure policy for these transactions was appropriate. The Company allocates arrangement consideration for multiple element arrangements using the relative fair value method. When the fair value for all elements are not known but the fair value for the undelivered elements are known, the Company uses the residual method. We do not have any other arrangements at this time that are multiple element arrangements within the scope of SOP 97-2.

6.	Your disclosure indicates you recognize revenue, in part, when your arrangement fee is fixed or determinable. Clarify how you have met the fixed or determinable criteria of paragraphs 26 through 29 of SOP 97-2. We further note you sell your products to resellers and distributors based on your disclosure on page 11. For such sales, clarify how you have met the criteria of paragraph 30 of SOP 97-2. As part of your response, tell us whether your arrangements contain rights of return, rights to refunds and/or price protection provisions. Note, this comment also applies to your arrangements that are not in the scope of SOP 97-2. We refer you to SAB Topic 13, Section A.1 (including footnote 5). Tell us what consideration you gave to disclosing your policy for recognizing revenue from sales through third party resellers and distributors.

We respectfully acknowledge the Staff’s comment regarding fixed and determinable fees and believe we comply with guidance in SOP 97-2, paragraphs 26 through 29, and SAB topic 13, Section A.1 (including footnote 5) as follows:

1.	Our selling arrangement for our products and services is fixed, and not subject to a number of users, so there are no issues with respect to determining the number of units to be distributed, sold or copied.

2.	We do not have any arrangements where customers have any rights of return, rights to refunds, or rights to price adjustments affecting previously recognized revenues.

3.	Our standard payment terms are generally 30 to 45 days from shipment date and not subject to a refund.

4.	We do not have any long-term or installment contracts, and we have been successful at collecting under the original payment terms. We supplementally advise the Staff that our quarterly DSO has been between 38 and 62 days since the beginning of 2004.

5.	We have no history of making concessions to customers once a selling arrangement is finalized.

In general, our arrangements meet the fixed or determinable criteria for the reasons set forth above. If we conclude that fees are not fixed or determinable based on the facts and circumstances of an individual arrangement, we defer the timing of revenue recognition until payments become due, in accordance with paragraph 29 of SOP 97-2 and SAB 104.

Regarding consideration for recognizing revenue from sales through third party resellers and distributors, reseller agreements do not contain terms and conditions that allow for right of return, right to a refund and/or price protection provisions. Further, our reseller agreements are not contingent upon sales made to end users and payments are not contingent upon resellers collecting from the end customers. As a business practice, we require our resellers to provide end user information prior to shipment. We have the same standard payment terms and credit evaluation process for resellers and direct customers. We believe the Company is in compliance with paragraph 30 of SOP 97-2 and provisions of SAB 104. As of June 30, 2006, we did not recognize revenue under any stocking distributor agreements.

Our revenue policy applies consistently for products sold through our direct sales force, resellers and distributors as the arrangements generally contain the same provisions with regards to payment terms, credit risk assessment, delivery, acceptance and right of returns. For the foregoing reasons, we have decided not to make separate disclosures of our accounting policies for sales to resellers and distributors.

7.	We note you have deferred product revenue as of December 31, 2005, March 31, 2006 and June 30, 2006. Further describe the specific reason(s) you are required to defer recognition of your product revenue at each of these balance sheet dates. For example, we note from your disclosure on page 29 of your Form 10-Q for the period ended June 30, 2006 that you have contracts that contain revenue recognition milestones related to new features or products. Also, further explain any acceptance or other contractual provisions in your arrangements that require you to defer revenue.

We supplementally advise the Staff that our deferred product revenue as of December 31, 2005, March 31, 2006 and June 30, 2006 was $5.3M, $9.1M and $10.2M, respectively. There are a number of reasons we defer product revenue generally when we have entered into arrangements where there are negotiated non-standard terms. Non-standard terms can consist of the following:

- Delivery: Some arrangements do not have our standard shipping terms, where title and risk pass upon shipment. In arrangements when risk of loss has transferred but title is contingent upon receipt of goods at a customer designated location, we defer revenue until we have met our delivery obligations.

- Customer Acceptance: We have entered into arrangements where delivery is not complete until customers acknowledge that our commitments have been fulfilled. One such arrangement has the provision that title passes upon the lesser of 60 days from shipment or formal customer acknowledgement that delivery has occurred and our commitments satisfied.

- Installation: In some customer arrangements, we have negotiated acceptance contingent upon successful installation of the product, whether by Redback or an unrelated third party vendor. For these arrangements, we defer revenue until acknowledgement that the installation is complete.

- Specified software deliverables: As noted earlier in response to comment 4, we have entered into two arrangements that have specified software deliverables. In one arrangement, we did not have VSOE for the specified software deliverable and therefore have deferred all revenue until all elements are delivered. In the second arrangement, in addition to the specified software deliverables, we also have extended payment terms, formal customer acceptance and terms and conditions still open to amendment. As such, all related revenue has been deferred. When the specified software deliverables have been delivered, acceptance received, amounts are fixed and determinable, all evidence of the arrangement finalized and payments reasonably assured, we will recognize the revenue.

8.	We note you defer costs of revenue when you defer revenue. Tell us the type of costs you defer and the accounting literature you apply to expense cost of revenue. If you defer incremental direct costs, tell us how your policy complies with SAB Topic 13, Section 3.A.f, Question 5. Clarify whether you expense all the deferred cost of revenues as your product revenue is recognized or whether you allocate a portion of the expense to your maintenance revenue.

We supplementally advise the Staff that to the extent the Company defers product revenue in accordance with the criteria set forth in our response to comment 7 above, the associated cost of revenue, representing direct product costs, which consists primarily of amounts paid to third-party contract manufacturers, is also deferred. The deferred product costs never exceed the contractual deferred product revenue. Deferred product cost of revenue is expensed to product cost of revenue in the same period that the associated product revenue is recognized. Since these costs are associated with product revenue only, no portion of these costs are allocated to maintenance revenue.

In general, our business practice is to recognize commissions when product revenue is recognized. We generally pay commissions after product revenue is recognized. On one of the arrangements where SOP 97-2 applies discussed in comment 4 above, the Company paid $150,000 of sales commissions in advance of recognizing revenue. The Company deferred these sales commissions when paid (generally when product shipped to the customer), and expensed them in the quarter ended September 30, 2006, the same quarter in which the associated product revenue was recognized.

The Company believes these costs and expenses qualify as “certain direct and incremental customer set-up costs associated with the deferred revenue”, in accordance with SAB Topic 13, Section 3.A.f, Question 5.

Note 10. Redeemable Convertible Preferred Stock, page 75

9.	We note you accreted the deemed dividend resulting from the beneficial conversion feature through September 30, 2004. Clarify how you determined it was appropriate to accrete the discount through September 30, 2004 and how your accounting complies with Issue 6 of EITF 00-27 (including paragraphs 19 through 22).

The Company issued Series B Convertible Preferred Stock on January 5, 2004 in connection with emergence from bankruptcy. The preferred stock was convertible into the Company’s common stock at a one-for-ten ratio at any time by the election of the Preferred Stock holders or could be automatically converted after one year to common stock once the common stock traded at a minimum price of $13.81 for 90 consecutive trading days. The preferred stock had no stated redemption date. Upon issuance of the preferred stock, a beneficial conversion feature was recognized based on the difference between the accounting conversion price of the preferred stock and the fair value of our common stock at the time of issuance of the preferred stock. We determined that the beneficial conversion feature resulted in a one time deemed dividend that was recorded upon issuance on January 5, 2004 for $16.7 million in fiscal year 2004. We accounted for this beneficial conversion feature in accordance with EITF 00-27. As stated in our filing:

“The beneficial conversion feature resulted in a one-time deemed dividend to the holders of the Preferred Stock of approximately $16.7 million in the period from January 3, 2004 through September 30, 2004.”

We will clarify our disclosure in future filings to read as follows:

“The beneficial conversion feature resulted in a one-time deemed dividend to the holders of the Preferred Stock of approximately $16.7 million that was recognized upon issuance of the Preferred Stock in fiscal year 2004.”

We did not intend to imply that any accretion had occurred over time. The dividend was recognized upon issuance of the preferred stock on January 5, 2004 per EITF 00-27 as the preferred stock was immediately convertible into common stock.

Note 11. Stockholders’ Equity (Deficit), page 76

10.	We note in connection with your emergence from Chapter 11 bankruptcy, all of the outstanding stock options as of December 31, 2003 were cancelled and new options were granted on January 3, 2004. We further note your disclosure on page 41, which states, “[d]ue to the stock price on the last trading day of the year (December 31, 2003), there was no stock-based compensation recorded for the voluntary stock option replacement program.” Explain why you did not record any expense for the stock option replacement program. In addition, tell us whether the voluntary stock option replacement program resulted in variable accounting. Clarify how your accounting complies with paragraphs 45, 46, 53 and 54 of FIN 44.

As stated on page 76 of our 2005 Form 10-K,

“ In January 2004, all of the outstanding stock options as of December 31, 2003 were cancelled in connection with the Company’s emergence from Chapter 11 bankruptcy. Options were then granted to substantially all employees on January 3, 2004, at an exercise price of $4.60 per share, vesting over three years.”

The cancellation of the stock option grants prior to December 31, 2003 was a condition of the bankruptcy court orders in accepting the plan of reorganization. Therefore the cancellation of the stock options was mandatory in accordance with the bankruptcy order and not voluntary. The use of the term “voluntary” on page 41 of our Form 10-K was erroneous as the replacement of the stock options was not voluntary to the employees. We will revise our disclosure in future filings.

On January 3, 2004, the Company granted options to substantially all of its employees. The Company concluded that, because the options were involuntarily cancelled in accordance with a court order as part of the plan of reorganization qualifying for fresh start accounting under SOP 90-7 and not part of a restructuring or recapitalization contemplated under FIN 44, the fact pattern of FIN 44 paragraphs 45, 46, 53 and 54 did not apply. Accordingly, variable accounting did not apply. Further, we believe that the accounting for stock options granted under the “new reporting entity” should follow the intent of SOP 90-7 as it pertains to the “new reporting entity”. As it states in SOP 90-7 paragraphs 39 and 40, “Adopting fresh-start reporting results in a new reporting entity with no beginning retained earnings or deficit.… The effects of the adjustments on the reported amounts of individual assets and liabilities resulting from the adoption of fresh-start reporting and the effects of the forgiveness of debt should be reflected in the predecessor entity’s final statement of operations.… Fresh-start financial statements prepared by entities emerging from Chapter 11 will not be comparable with those prepared before their plans were confirmed because they are, in effect, those of a new entity.

Thus, comparative financial statements that straddle a confirmation date should not be presented.2”

“2 The SEC and other regulatory agencies may require the presentation of predecessor financial statements. However, such presentations should not be viewed as a continuum because the financial statements are those of a different reporting entity and are prepared using a different basis of accounting, and, therefore, are not comparable. Attempts to disclose and explain exceptions that affect comparability would likely result in reporting that is so unwieldy it would not be useful.”

From this, we interpret that the accounting for the new entity emerging from bankruptcy is to literally receive a fresh start and not be encumbered by the past. Since the cancellation of the old options was involuntary per court order and the issuance of the new options was part of this “new reporting entity”, it would be contrary to the intent of fresh start reporting to have the old option grants affecting the new option grants. For this reason, the Company does not believe that the issuance of new stock option grants upon emergence from bankruptcy where the cancellation was part of the plan of reorganization qualifies as a repricing or modification of the stock option grants. Accordingly, we determined that the options granted on January 3, 2004 were fixed and not variable. The Company did recognize a deferred stock compensation charge of $28.2 million to be amortized over the vesting period of the grant, on an accelerated basis in accordance with FIN 28, as the exercise price was less than the closing price on the first trading day after the Company emerged from its bankruptcy.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 83

11.	We note your disclosure with respect to your evaluation of the design of your disclosure controls and procedures. However, based on this disclosure, it is unclear whether your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective as of December 31, 2005. Please tell us the conclusions reached by your Chief Executive Officer and Chief Financial Officer on the effectiveness of your disclosure controls and procedures. The conclusion reached should not be qualified and should state either that the controls are effective or not effective.

We hereby confirm that our Chief Executive Officer and the Chief Financial Officer both concluded that Redback’s disclosure controls and procedures were effective as of December 31, 2005. We believe that the omission of this language was inadvertent on our part.

Subsequent to our Form 10-K filing for the year ended December 31, 2005, we have revised our disclosure with respect to the evaluation of disclosure controls and procedures in our Forms 10-Q for the quarters ended March 31, 2006, June 30,

2006 and September 30, 2006. For example, our disclosure with respect to the evaluation of disclosure controls and procedures in our Form 10-Q for the quarter ended September 30, 2006 states:

“Our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined by Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this quarterly report. Based on that evaluation, our CEO and CFO concluded that the disclosure controls and procedures were effective to ensure that all material information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 has been made known to us on a timely basis and that such information has been recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.”

In our future filings, we will clearly state the conclusion of the principal executive and principal financial officer, including both the evaluation of the design and the effectiveness of disclosure controls and procedures.

12.	In addition, please tell us whether your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e). That is, tell us whether your officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is also accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding the required disclosure.

We hereby confirm that our Chief Executive Officer and the Chief Financial Officer both concluded that Redback’s disclosure controls and procedures were effective as of December 31, 2005 based upon the full definition contained in Rule 13a-15(e).

As explained in our response to the Staff’s comment number 11 above, this omission was inadvertent and subsequent to our Form 10-K filing for the year ended December 31, 2005, we have revised our disclosure with respect to the evaluation of disclosure controls and procedures in our Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006, and we will continue to include the appropriate language in future filings.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Note 2. Stock-Based Compensation, page 9

13.	Your disclosure on page 9 indicates you apply the “multi-grant approach” to recognize stock-based compensation pursuant to SFAS 123R. Please clarify how you define the multi-grant approach. In addition, tell us how recording compensation expense in this manner complies with SFAS 123R.

By using the term “multi-grant approach,” we mean that our options are granted with a graded vesting schedule. They have more than one requisite service period. Each service period is explicit and matches the vesting date for that particular service period within the grant. We account for the grants as in-substance multiple awards (SFAS 123R paragraph 40 note 24, and paragraph 42). We elected under SFAS 123R paragraph 42 to treat our in-substance multiple award options under subsection (a) of that paragraph, as it states “on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.” In future filings, we will clarify our disclosure to indicate that the compensation is recognized using the graded vesting method in accordance with SFAS 123R.

Note 5. Income Taxes, page 13

14.	We note your disclosure with respect to your provision for income taxes for the first six months of fiscal year 2006. Clarify how the determination of income tax for the first six months of fiscal year 2006 complies with FASB Interpretation No. 18. In addition, tell us whether you also recorded the tax effects of nondeductible amortization charges related to intangible assets in fiscal year 2004 and 2005. Tell us how your accounting for the deferred tax impact of nondeductible goodwill complies with paragraph 41 SFAS 142.

We respectfully acknowledge the Staff’s comment. Our response item 14 is broken down into three parts as follows:

1. Clarification of the determination of income tax for the first six months of fiscal year 2006 complies with FASB Interpretation No. 18

2. Clarification of whether we recorded the tax effects on nondeductible amortization charges related to intangible assets in fiscal year 2004 and 2005

3. Explanation of how our accounting for the deferred tax impact of nondeductible goodwill complies with paragraph 41 of SFAS 142.

First, clarification of the determination of income tax for the first six months of fiscal year 2006 complies with FASB Interpretation No. 18:

FIN 18, paragraph 8, cites paragraph 19 of APB Opinion No. 28 which requires an enterprise to determine an estimated annual effective tax rate. FIN 18, paragraph 9, requires a company to apply the calculated estimated annual effective tax rate to the year-to-date ordinary income at the end of each interim period in order to compute the year-to-date tax or benefit.

We incurred a year-to-date pre-tax loss for the six months ended June 30, 2006 and anticipate we will report a pre-tax loss for fiscal year 2006. We have, however, incurred domestic and foreign income tax expense for the six months ended June 30, 2006 and expect to incur additional foreign and domestic income tax expense for fiscal year 2006. The foreign tax expense results from activities we conduct on a cost plus basis in various taxable foreign jurisdictions. Our domestic tax expense results primarily from: (i) the utilization of pre-bankruptcy net operating loss carryovers the tax benefit of which must be recorded as a reduction of goodwill instead of income tax expense; and (ii) required increases in our valuation allowance for deferred tax assets as deferred tax liabilities are amortized off our balance sheet.

For the six months ended June 30, 2006, we calculated an estimated annual tax rate based on an annual forecast of ordinary income (excluding nondeductible amortization expense for acquired intangibles) and applied the estimated annual tax rate to the six months year-to-date ordinary income (excluding nondeductible amortization expense for acquired intangibles). The non deductible amortization expense is excluded from the above calculation because (i) the expense results in no net income tax provision or benefit because associated deferred tax liabilities recorded in accordance with SOP 90-7 are reversed to the tax provision as the nondeductible amortization expense is recorded; and (ii) inclusion of the amortization expense creates a pre-tax loss which then results in arbitrary distortions in the customary relationships between income tax expense and the pre-tax income generating the income tax expense. Our calculation allocates income tax expense to the proper periods in which the associated income creating the tax expense is generated.

Second, clarification of whether we recorded the tax effects on nondeductible amortization charges related to intangible assets in fiscal year 2004 and 2005:

Upon emergence from bankruptcy on January 3, 2004, the Company recorded deferred tax liabilities of $31.7M associated with the book/tax temporary differences arising from recording amortizable intangible assets in accordance with AICPA Statement of Position 90-7 (“SOP 90-7”), Financial Reporting by Entities in Reorganization Under the Bankruptcy Code. As of December 31, 2004 and 2005, the Company had recorded $66M and $56M, respectively, of acquired intangibles on its financial statements and related deferred tax liabilities of $27.0M and $22.7M, respectively. These intangibles are being amortized on a straight-line basis over their estimated useful lives ranging from five to nine years for book purposes. The associated deferred tax liabilities reverse through the tax provision as the temporary differences relating to the intangible assets are reversed through book amortization of the intangible assets.

Third, explanation of how our accounting for the deferred tax impact of nondeductible goodwill complies with paragraph 41 of SFAS 142:

Paragraph 41 of SFAS 142 states in part the following: “Paragraph 30 of SFAS 109 states that deferred income taxes are not recognized for any portion of goodwill for which amortization is not deductible for income tax purposes” Paragraph 41 of SFAS also states… “This Statement does not change the requirements in Statement 109 for recognition of deferred income taxes related to goodwill and intangible assets.”

Upon emergence from bankruptcy on January 3, 2004, the Company recorded $147.7 million of “reorganization value in excess of amounts allocable to identifiable net assets recorded” in accordance with SOP 90-7, which is reported in the balance sheet in the Form 10-Q for the quarterly period ended June 30, 2006, as “goodwill”. There are no amortization deductions allowed for tax purposes in connection with this recorded goodwill amount and no deferred tax liability has been recorded in accordance with paragraph 30 of SFAS 109 and paragraph 41 of SFAS 142.

Note 10. Commitments and Contingencies

Stock Option Inquiry, page 17

15.	We note your disclosure with respect to your stock option grant practices. Clarify how you determined there is no material accounting or tax impact relating to these stock option grants on your financial statements and that it is not necessary to report the change as a correction of an error pursuant to paragraph 25 of SFAS 154. As part of your response, please provide a complete SAB 99 analysis that supports your conclusion that the impact on your financial statements for periods prior and subsequent to your emergence from bankruptcy is not material. In this respect, clarify how you determined a $0.2 million error is not material to your loss before provision for income taxes of $0.5 million for the quarter ended June 30, 2006 and how you considered the provisions of paragraph 29 of APB 28 when making this conclusion. In addition, your disclosure indicates your conclusion with respect to the impact on your pre-emergence financial statements is based on the total error of $110 million compared to your cumulative net losses of $5.4 billion. Clarify why you believe it is appropriate to evaluate this error on an aggregate basis. Clarify whether the error would have been material to any individual fiscal year. In addition, clarify the impact of the error on your fresh-start adjustments, if applicable.

The Company refers the Staff to the Company’s SAB 99 memo dated August 14, 2006, which has been provided supplementally, which addresses the topic of stock compensation associated with the independent investigation into stock option practices by a special committee of our Board of Directors. The Special Committee’s independent investigation identified no fraud or intentional manipulation, but did identify certain option grants where, as a result of administrative or processing delays, final documentation for stock option grants was completed after the grant date which was stated on the written consent or other documentation that was approved by the compensation committee. The Company has determined that the impact of these stock option grants was not material to any prior period or prior years or expected to be material to the current year; therefore the Company recorded the adjustment in the quarter ended June 30, 2006 in accordance with APB 28, “Interim Financial Reporting” paragraph 29, rather than to report the change as a correction of an error pursuant to paragraph 25 of SFAS 154.

Although the Company’s disclosure of the impact on its pre-emergence financial statements was presented on an aggregate basis from 2000 to 2003, the Company did analyze the impact on each of these four years separately (this analysis is summarized in our SAB99 memorandum provided supplementally), prior to making this disclosure. In this analysis, the Company determined that stock-based compensation was understated by $113 million in 2000, overstated by $13 million in 2001, and understated by $8 million and $4 million in 2002 and 2003, respectively. The net loss in 2000, 2001, 2002 and 2003 was $1.1 billion, $4.1 billion, $0.2 billion and $0.1 billion, respectively. As a percentage of net loss per share, this represented 11%, 0%, 4% and 4% in 2000, 2001, 2002 and 2003, respectively. Since these options were all involuntarily cancelled as part of the Company’s bankruptcy plan in January 2004, there was no impact on the fresh-start adjustments recorded upon emergence from bankruptcy on January 3, 2004 in accordance with the AICPA’s SOP 90-7, which requires recording assets and liabilities at fair value.

With respect to the impact to 2000, the Company has concluded that it would not have been material to the readers of the financial statements for the following reasons:

During their investigation, the Special Committee identified no issues that would call into question the integrity of management, or evidence of any intentional backdating or manipulation of stock grants. In addition, with respect to the administrative errors that were identified, the Company believes the financial results of the Company during the pre-bankruptcy period are no longer relevant to investors, analysts, creditors or other stakeholders. Restatement of 2000 financial statements would have no impact on the Company’s post bankruptcy financial statements and given their irrelevance because of bankruptcy, the Special Committee concluded that restatement of the pre-bankruptcy period financial statements was not necessary. The known and estimated errors occurring during the pre-bankuptcy periods (2000-2003) have no effect on any financial results during the post-bankruptcy period, i.e., 2004, 2005 and 2006. On January 3, 2004, the Company emerged from bankruptcy, at which time, all outstanding options were involuntarily cancelled, and employees were issued new options with new vesting schedules. The Company re-measured all assets and liabilities to fair market value as of January 3, 2004 using fresh-start accounting stipulated under SOP 90-7. Accordingly, any outstanding deferred stock compensation expense that existed or would have existed at January 3, 2004 was revalued to zero.

Furthermore, there was no substantial financial gain to any of the recipients of the stock options in question issued during the pre-bankruptcy period. In fact, almost none of the option grants were ever exercised, and all of the options were subsequently cancelled in the connection with the bankruptcy, as noted above.

With regard to the impact to the financial statements subsequent to our emergence from bankruptcy, the Company determined that stock-based compensation was understated by $0.2 million in 2005. The Company recorded this adjustment in the quarter ended June 30, 2006. The Company determined that the impact to the quarter ended June 30, 2006 was approximately $0.2 million on a pre-tax basis, or $0.1 million on an after tax basis. The Company evaluated this adjustment in accordance with APB 28, paragraph 29 and concluded that it should be recorded in the quarter ended June 30, 2006 since it was not material to prior years or expected to be material in the current year. For purposes of determining materiality for the three months ended June 30, 2006, the Company compared the net loss prior to this adjustment of $1.8 million to the net loss after adjustment of $1.9 million. This adjustment represented approximately 5.6% and 2.3% of the net loss prior to the adjustment for the three and six months ended June 30, 2006, respectively.

Form 8-Ks dated January 26, 2006, April 26, 2006 and July 25, 2006

Non-GAAP Disclosure

16.	We note your use of non-GAAP financial measure in the Form 8-Ks noted above. Please address the following comments with respect to your use of non-GAAP financial measures:

(a) We believe the non-GAAP operating statement columnar format appearing in your Form 8-Ks may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

(b) Clarify whether you reasonably believe it is probable that the financial impact of your non-GAAP measures will become immaterial within a near-finite period. In addition, tell us why you believe that it is permissible to eliminate the impact of recurring charges as you have a past pattern of incurring such charges. We refer you to Questions 8 and 9 of the Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.

(c) Your disclosure indicates your non-GAAP financial measures exclude certain items that are not indicative of your “core business.” Explain why you believe that your core business does not include the expenses and losses that are excluded from your non-GAAP results, when such items generally represent recurring expenses that result from your operating activities. Address why you believe that excluding certain non-cash charges is a proper reflection of your core business. Address why the non-GAAP measure includes the revenues but not all the cost associated with generating that revenue. Describe the economic substance behind management’s decision to use each non-GAAP measure presented that excludes these non-cash charges.

(d) It appears you eliminate stock-based compensation from your various operating expenses. It is not clear how management uses this non-GAAP information to conduct or evaluate its business in each of the areas of operations (i.e. research and development, selling, general and administrative, etc.). Stock based compensation is a form of compensation similar to cash and is viewed as compensation by the recipients. If this form of compensation was removed from the recipient’s overall compensation package, then how does management determine that an employee’s performance would remain unchanged such that it would not affect the Company’s overall operations? For instance, would the performance of an employee responsible for sales and marketing be changed if a portion of his or her compensation package were eliminated? If so, then why would management exclude this compensation in analyzing your business performance?

Pursuant to the Staff’s request, in order to avoid creating the unwarranted impression to investors that non-GAAP financial measures have been prepared under a comprehensive set of accounting rules or principles, Redback’s management has revised the format of its filings, effective for the period ended September 30, 2006, to remove the presentation of a non-GAAP operating statement columnar format from the Form 8-K. Instead, Redback provided a supplemental statement of reconciliation of the GAAP net income to the non-GAAP net income based on the format attached hereto as Exhibit A. Additionally, after reviewing our historic disclosure relative to the Staff’s question, and in the interest of providing more robust disclosure, we have enhanced our disclosure relative to non-GAAP measures to include more information regarding the substantive reasons why management believes the non-GAAP financial measures provide useful information to investors, why each item is excluded, and to further explain the material limitations associated with the use of the non-GAAP measures.

We advise the Staff that our senior management utilizes a number of different financial measures, both GAAP and non-GAAP, in analyzing and assessing the overall performance of our business, for making operating decisions and for forecasting and planning for future periods. One of the key measures of performance of the Company as evaluated by both Senior Management and the Board of Directors is non-GAAP net income. Our employee bonus plans are also based in part on non- GAAP net income. While our senior management uses non-GAAP financial measures as a tool to enhance their understanding of certain aspects of our financial performance and prospects for the future, senior management does not consider these measures to be a substitute for, nor superior to, the information provided by GAAP financial measures. Consistent with this approach, our senior management believes that supplementally disclosing non-GAAP financial measures to investors and readers of our financial statements enables them to see the company through the “eyes of management.” Such supplemental data, while not a substitute for GAAP financial measures, allows for greater transparency in the review of our financial and operational performance. Management believes these non-GAAP measures provide a consistent basis for comparing quarters and growth rates year over year that are not influenced by certain non-cash charges.

Since the Company’s emergence from bankruptcy in January 2004, one of our objectives has been to consistently generate positive cash flow from operations. During 2006, we achieved that objective and we are currently in a position of regularly generating positive cash flow from operations, while at the same time generating net losses. For example, during the first 9 months of 2006, Redback generated $44.1 million cash flow from operations, yet incurred a $6.9 million net loss, primarily due to stock-based compensation, amortization of intangible assets and amortization of lease warrants. Given these circumstances, the Company believes it is appropriate to provide this supplemental information to investors and readers of our financial statements.

We further advise the Staff that our senior management considers the exclusion of stock-based compensation and certain other infrequent charges as appropriate in that they are not components of what we consider to be our “core business” expenses. The term “core business” refers to our operating performance from a cash perspective. The exclusion of certain non-cash charges, such as stock-based compensation, provides investors with the ability to compare our operating performance between various periods without the distortion of these charges, in the same manner that management reviews these non-GAAP financial measures to assess our overall performance.

The reason for each specific exclusion is addressed in further detail below and has been addressed in our Form 8-K for the period ended September 30, 2006.

Stock-Based Compensation

The Company believes that it is useful to exclude stock-based compensation expenses when analyzing the Company’s operating performance primarily because stock based compensation expenses are non-cash expenses and do not impact measurement of current operating results as viewed by management, its board of directors and certain of the Company’s investors. Management also finds that excluding these certain non-cash charges enhances its ability to budget, plan and forecast future operating expenses.

Accordingly, the Company excludes stock compensation as a key measurement of internal operating performance for the following reasons: a) Stock-based compensation has no effect on current or future uses of cash, nor does it have use with regard to the generation of current or future revenues, b) industry comparisons against Redback’s competitors are more meaningful, c) it is to make meaningful comparisons to previous years where FAS 123R stock-based compensation expenses are not included, and d) it is impractical to both forecast and hold management accountable for stock-based compensation expenses due to significant variations in valuation due to stock price volatility inherent in our industry. For example, in the second quarter of 2006 Redback issued a large annual grant across the employee population and incurred a gross stock compensation charge prior to forfeitures of approximately $36 million to be amortized over four years. Had this grant been issued in the third quarter when the stock price was significantly lower, using our average stock price for the third quarter, this gross compensation charge would have been approximately $13 million less. Additionally, stock-based compensation has fluctuated over the past four quarters and has been $0.6 million, $3.1 million, $5.3 million, and $8.3 million, sequentially.

Without the non-GAAP presentation, stock-based compensation could mask variations and trends in GAAP financial measures, and these trends are key to understanding the Company’s business, operating results and financial statements. By including stock-based compensation in the analysis of performance, expenses can be affected dramatically by virtue of the Company’s stock price. Management and investors also need to understand how much the Company is spending on the various operational areas.

We believe excluding stock-based compensation from a supplemental non-GAAP presentation is appropriate even though it relates to a component of the incentives provided to the Company’s employees because (i) as described above, the impact of this expense in the GAAP presentation is significantly affected by fluctuations in stock price independent of any metric directly tied to the Company’s operations and management does not monitor this expense in making operational decisions and (ii) any stock options actually exercised by employees are still reflected in the non-GAAP presentation of financial results through the dilution caused by the grant of the stock, and the cash received by the Company for such exercise (the more grants that are provided and actually utilized reduce GAAP earnings per share but are “offset” by an increase in cash based on how high the exercise price is set).

We respectfully advise the Staff of our belief that the exclusion of stock-based compensation from the Company’s non-GAAP financial measures does not imply that the Company views this form of compensation as insignificant in evaluating an employee’s performance or in evaluating the Company’s business performance. However, as noted above, management finds that excluding these certain non-cash charges enhances its ability to budget, plan and forecast future operating expenses.

Amortization of Intangible Assets

Amortization of other intangible assets is excluded from the Company’s GAAP financial measures because it represents a non-cash expense that has no effect on current or future period cash flows or operations of the Company. The basis for the amortization comes as a result of the Company’s emergence from bankruptcy and the adoption of fresh-start accounting in January 2004, a one-time non-recurring event outside of the course of normal business operations. This isolated event and its related financial reporting impact are not indicative of our ongoing operational performance. The Company records a recurring amortization expense of $2.7 million per quarter for this event, and expects to record such expense through 2010.

Amortization Of Fair Value Of Warrants Issued In Connection With A Lease Agreement

Amortization of fair value of warrants issued in connection with a lease agreement is excluded from the Company’s GAAP financial measures because it represents a non-cash expense that has no effect on current or future period cash flows or operations of the Company. As part of the Company’s bankruptcy plan, the Company rejected all US based operating leases and entered into new agreements effective January 3, 2004. In connection with the lease of its corporate headquarters, the Company issued warrants to the landlord, which were recorded as a deferred charge and is being amortized over the life of the original lease which originally expired on October 31, 2006. This one-time non-recurring event and its related financial reporting impact are not indicative of our ongoing operational performance. The Company records a recurring amortization expense of $.5 million per quarter for this intangible asset, and will have recorded all amortization by the fourth quarter of 2006.

Income Taxes

The difference between income tax expenses represents primarily the federal and state income tax expense from the utilization of pre-bankruptcy tax net operating losses that was recorded as a reduction of goodwill for GAAP purposes, offset by federal and state alternative minimum taxes used for non-GAAP purposes.

The Company considered the requirements presented in Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures in making its determination to include disclosures of non-GAAP financial measures in its reports on Form 8-K. The Company’s analysis is provided below.

•	The manner in which management uses the non-GAAP measure to conduct or evaluate its business:

Our senior management utilizes a number of different financial measures, both GAAP and non-GAAP, in analyzing and assessing the overall performance of our business. While our senior management and Board of Directors utilize non-GAAP financial measures as a means to enhance their understanding and assessment of certain aspects of our financial performance and prospects for the future, senior management does not consider these measures to be a substitute for, nor superior to, the information provided by GAAP financial measures. The Company also uses the non-GAAP financial measures to make strategic decisions, evaluate and assess the Company’s financial performance against budget and/or expectations, forecast future results, as well as to evaluate financial performance for executive and management compensation purposes.

•	The economic substance behind management’s decision to use such a measure:

For the reasons noted above, the Company believes that non-GAAP financial measures are important to enable investors to understand and evaluate its ongoing operating results and provides greater transparency in the review of our overall financial and operational performance. Accordingly, the Company includes certain non-GAAP financial measures when reporting its financial results to investors in order to provide investors with an additional tool to evaluate the Company’s ongoing business operations. We believe that presentation of these certain non-GAAP financial measures provides a representative measure of financial performance that reflect the economic substance of the Company’s current and core business operations.

We believe that none of stock-based compensation, amortization of intangible assets or amortization of warrants and their respective related tax effects impact measurement of current operating performance as viewed by management and the Company’s investors, as none of these categories of expense has a current or future effect on the use of cash, nor do they have use with regards to the generation of current or future revenues.

•	The material limitations associated with use of a non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure:

The Company recognizes that there are limitations associated with the use of non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measure. The Company uses non-GAAP financial measures to supplement the Company’s consolidated financial statements presented in accordance with GAAP, which are adjusted from results based on GAAP to exclude certain expenses, gains and losses. The presentation of non-GAAP financial results is not meant to be considered in isolation or as a substitute for, or superior to, GAAP results and investors should be aware that non-GAAP measures have inherent limitations and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may also be different from non-GAAP financial measures used by other companies and may not be comparable to similarly titled captions of other companies due to potential inconsistencies in the method of calculation. In recognition of these limitations, the Company provides disclosure regarding non-GAAP financial measures.

•	The manner in which management compensates for these limitations when using the non-GAAP financial measure:

When using a non-GAAP financial measure, the Company provides a detailed description of the method used in arriving at such non-GAAP measure and reconciles the use of such non-GAAP financial measure with its most directly comparable GAAP financial measure. This allows an investor to easily assess the impact of any differences between the measure the Company is presenting and similarly titled captions of other companies. Finally, the Company’s disclosure accompanying the use of non-GAAP financial measures cautions the reader that non-GAAP financial measures should not be viewed by investors in isolation, as a substitute or alternative for, or superior to operating results prepared in accordance with GAAP. Non-GAAP financial measures have inherent limitations as they are not based on a comprehensive set of accounting rules or principles. However, we believe non-GAAP financial measures provide supplemental information that is useful to our investors.

•	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors:

The Company believes that non-GAAP financial measures are important to enable investors to better understand and evaluate its ongoing operating results and allows for greater transparency in the review of our overall financial and operational performance. The use of non-GAAP financial measures provide investors with the very same key financial performance indicators that are utilized by management to assess the Company’s operating results, to evaluate the business and to make operational decisions on a go-forward basis. Management therefore provides disclosure of non-GAAP financial measures in order to allow investors an opportunity to see the Company as viewed by management and to assess the Company with the same tools that management utilizes. The Company believes that the presentation of GAAP financial measures alone would not provide its investors with the ability to appropriately analyze its ongoing operational results, and therefore expected future results. These non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s operations that, when viewed without GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company’s underlying operational results and trends in our performance. Additionally, the Company regularly receives feedback from the investing community that the non-GAAP information it presents is important to its investing community in assessing the prospects of the Company.

17.	We note your disclosure of net income and pre-tax net income excluding stock-based compensation in your Form 8-Ks referenced above. Tell us what consideration you gave to including the disclosure requirements of Item 10(e)(1) of Regulation S-K and the guidance set forth in the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures issued in June 2003 and SAB Topic 14G.

As discussed in further detail in our response in item 16 above, we believe that it is important for our senior management to use non-GAAP financial measures as a tool to enhance their understanding of certain aspects of our financial performance and prospects for the future and useful to our investors and readers in better understanding and evaluating our operations by providing an additional way of viewing aspects of our operations. However, our senior management does not consider these measures to be substitute for, nor superior to, the information provided by the GAAP financial measures.

We respectfully refer the Staff to our response in item 16 above regarding the considerations that the Company has given regarding disclosure requirements and guidance provided by the Staff.

We believe that the Staff will find this letter to be fully responsive to the Staff’s September 8, 2006 comment letter.

Additionally, in response to your request, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your consideration of our responses. In the event that the Staff would have any additional questions or comments, please contact Tom Cronan at (408) 750-5000.

Respectfully,

Redback Networks Inc.

/s/ Kevin A. DeNuccio
Kevin A. DeNuccio
Chief Executive Officer

/s/ Thomas L. Cronan III
Thomas L. Cronan III
Chief Financial Officer

EXHIBIT A

Redback Networks Inc.

Reconciliation of GAAP to Non-GAAP Measures

(In thousands, except per share amounts)

(unaudited)

	Three Months Ended			Nine Months Ended
	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
GAAP net loss	$(2,389)	$(1,880)	$(8,400)	$(6,858)	$(22,686)
Adjustments to reconcile GAAP net loss to non-GAAP net income:
Amortization of intangible assets - cost of revenue	2,654	2,654	2,654	7,962	7,962
Amortization of landlord warrants - cost of revenue	52	55	72	160	208
Amortization of landlord warrants - R&D expense	291	289	327	868	1,204
Amortization of landlord warrants - SG&A expense	136	135	80	409	233
Stock-based compensation - cost of revenue	665	470	87	1,422	265
Stock-based compensation - R&D expense	3,036	1,978	205	6,247	657
Stock-based compensation - SG&A expense	4,635	2,892	692	9,077	2,103
Accretion of preferred stock dividend	—	113	155	269	461
Other income	—	—	(43)	(619)	(140)
Income tax effect for Non-GAAP	4	936	—	1,790	—

Non-GAAP net income (loss)	$9,084	$7,642	$(4,171)	$20,727	$(9,733)

Non-GAAP net income (loss) per share:
Basic	$0.13	$0.12	$(0.08)	$0.33	$(0.18)

Diluted	$0.12	$0.10	$(0.08)	$0.27	$(0.18)

Shares used in computing net income (loss) per share:
Basic	69,253	61,400	54,649	62,387	54,081

Diluted	78,876	78,429	54,649	77,487	54,081

Use of Non-GAAP financial information

The non-GAAP information provided in this press release is a supplement to, and not a substitute for, our financial results presented in accordance with GAAP.

To supplement our condensed consolidated financial statements presented in accordance with GAAP, we use non-GAAP financial measures, which are adjusted from results based on GAAP to exclude certain costs and expenses. These non-GAAP measures are provided to enhance the user’s overall understanding of our operating performance and our prospects in the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors regarding financial and business trends relating to our financial performance by excluding certain costs and expenses that we believe are not indicative of our core operating results. These non-GAAP measures are among budgeting and planning tools that management uses for future forecasting. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with United States GAAP.

Stock-based compensation

Redback has incurred stock-based compensation expense under SFAS 123R for fiscal year 2006, and under APB 25 for earlier comparable periods in its GAAP financial results. We exclude this item for the purpose of calculating non-GAAP operating income, non-GAAP net income and non-GAAP net income per share. The exclusion of stock-based compensation from the non-GAAP measures is done to allow for a consistent comparison of the Company’s relative historical financial performance, since the method for accounting for stock-based compensation changed at the beginning of fiscal year 2006. The nature of stock-based compensation expense also makes it very difficult to estimate prospectively, since the expense will vary with changes in the stock price and market conditions at the time of new grants, varying valuation methodologies, subjective assumptions and different award types, making the comparison of current results with forward guidance potentially difficult for investors to interpret. The tax effects of stock-based compensation expenses may also vary significantly from period to period, without any change in underlying performance, thereby obscuring the underlying profitability of operations relative to prior periods (including prior periods following the adoption of SFAS 123R).

Amortization of intangible assets

Amortization of other intangible assets is excluded from the Company’s non-GAAP financial measures because it represents a non-cash expense that has no effect on current or future period cash flows or operations of the Company. The basis for the amortization comes as a result of the Company’s emergence from bankruptcy and the adoption of fresh-start reporting in January 2004, a one-time non-recurring event outside of the course of normal business operations. This isolated event and its related financial reporting impact are not indicative of our ongoing operational performance.

Amortization of fair value of warrants issued in connection with a lease agreement

Amortization of fair value of warrants issued in connection with a lease agreement is excluded from the Company’s non-GAAP financial measures because it represents a non-cash expense that has no effect on current or future period cash flows or operations of the Company. As part of the Company’s bankruptcy plan, the Company rejected all US based operating leases and entered into new agreements effective January 3, 2004. In connection with the lease of its corporate headquarters, the Company issued warrants to the landlord, which were recorded as a deferred charge and are being amortized over the life of the original lease which originally expired on October 31, 2006. This one-time non-recurring event and its related financial reporting impact are not indicative of our ongoing operational performance.

Income tax

Amount represents primarily the federal and state income tax expense from the utilization of pre-bankruptcy tax net operating losses that was recorded as a reduction of goodwill for GAAP purposes, offset by federal and state alternative minimum taxes used for non-GAAP purposes.